UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Applied Materials, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-06920	94-1655526
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3050 Bowers Avenue P.O. Box 58039 Santa Clara, CA	95052-8039
(Address of principal executive offices)	(Zip Code)

Thomas F. Larkins Esq.

Applied Materials, Inc.

(408) 727-5555

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01:	Conflict Minerals Disclosure and Report

Applied Materials, Inc. has filed a Conflict Minerals Report as an exhibit to this report on Form SD and has also posted the report on its publicly available Company website at http://www.appliedmaterials.com/company/corporate-responsibility/sustainability.

Item 1.02:	Exhibit

A Conflict Minerals Report is attached as Exhibit 1.01 to this report.

SECTION 2 – EXHIBITS

Item 2.01:	Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Applied Materials, Inc. (Registrant)

By:	/s/ Robert J. Halliday	Date: May 27, 2016
Robert J. Halliday
Senior Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report